Mail Stop 4561

By U.S. Mail and Facsimile to (202) 872-7713

Ms. Nancy E. Corsiglia
Chief Financial Officer
Federal Agricultural Mortgage Corporation
1133 21ˢᵗ Street, N.W., Suite 600
Washington, D.C. 20036

  Re: **Federal Agricultural Mortgage Corporation**
    Form 10-K for Fiscal Year Ended December 31, 2005
    Filed March 16, 2006
    File No. 001-14951

Dear Ms. Corsiglia:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policy and Estimates

1. In regards to the change in methodology used to estimate your allowance for loan losses, please revise to disclose why the new methodology is preferable to the prior methodology and to quantify the financial statement impact of this change.

Results of Operations

Non-GAAP Performance Measures

2. Please revise your disclosure of the non-GAAP measure, core earnings, to disclose how you considered the guidance of Item 10(e) of Regulation S-K and the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website as it applies to your exclusion of the effects of SFAS 133 to measure your core earnings. This guidance indicates that, absent management's demonstration that measures excluding recurring items are useful to investors, such measures would be inappropriate. Please revise to demonstrate the usefulness of these measures to investors or eliminate them from your disclosures.

Audited Financial Statements

Statement of Operations

3. It appears that you follow the presentation requirements of Article 9 of Regulation S-X. Please revise to clarify why you present a total revenues line item and what you mean for it to depict. Include why you believe this is a meaningful measure and why you exclude interest expense from it.

Note 5: Farmer Mac Guaranteed Securities

4. Please revise to disclose how you consider the guidance of SOP 03-3 to account for the purchases of defaulted loans underlying the Farmer Mac Guaranteed Securities and LTSPCs.

Note 6: Financial Derivatives

5. For each SFAS 133 hedging relationship identified, for which you use the short-cut method of assessing hedge ineffectiveness, please revise to disclose the following information:

- clearly explain the terms of the hedged items;

- clearly explain the terms of the interest rate swap used to hedge each type of hedged item and explain how you determined those terms match the terms of the hedged items; and

- for each type of hedged item, tell us how you met the requirements of paragraph 68 of SFAS 133.

6. For the basis swaps that you have entered into, please revise to disclose the assets and liabilities being hedged and the indices associated with each. In your revision, please disclose your methodology of assessing hedge effectiveness, and if you have utilized matched terms basis of assessment, please disclose how you have met all requirements of paragraph 65 of SFAS 133.

7. Please revise to more clearly explain the hedging relationship utilized for the forward sale contracts involving government-sponsored enterprise debt instruments and mortgage-backed securities. In your revision, please specify the hedged item and the method used to measure hedge effectiveness.

Note 8: Allowance for Losses and Concentrations of Credit Risk

8. Here and throughout your filing, please present your charge-off and recovery activity on a gross basis.

9. Please revise to provide a rollforward of your allowance for loan loss experience for the last five years utilizing the presentation required by Item IV of Industry Guide 3.

Note 9: Stockholders' Equity

Stock Option Plan

10. Please revise to disclose how you determined the assumption of a dividend yield of 0.0% to be appropriate for purposes of your Black-Scholes option pricing, given your historical dividend payments. Refer to paragraphs 286 and 287 of SFAS 123.

*   *   *

As appropriate, please revise your future filings, beginning with the Form 10-Q for the period ending September 30, 2006, and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please provide us with your response to our comments along with drafts of the proposed revisions to be included in your future filings. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Margaret Fitzgerald at (202) 551-3556 or me at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant